Mail Stop 3561 February 22, 2007

Phillip E. Koehnke, President
Action Fashions, Ltd.
P.O. Box 235472
Encintas, CA 92024

>   **Re: Action Fashions, Ltd.**
>   **Registration Statement on Form 10-SB**
>   **Filed January 24, 2007**
>   **File No. 0-52413**
>   **Form 10-QSB for Fiscal Quarter Ended December 31, 2006**
>   **Filed February 16, 2007**
>   **File No. 0-52413**

Dear Mr. Koehnke:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing. Since you initially filed on January 24, 2007, your filing will become effective on March 25, 2007. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to

consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Please file your amendment under the correct form type. Currently, it appears that you have filed the registration statement under Form type 10 instead of 10-SB.

3. Please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to the business or operations of a penny stock issuer or a non-reporting company. See Sections 21E(b)(1)(C) and 21E(b)(2)(D) of the Securities Exchange Act of 1934. Please revise to eliminate any reference to the Private Securities Litigation Reform Act of 1995 on page 13 under Management's Discussion and Analysis or Plan of Operation.

Item 1.   Description of Business, page 1

The Company, page 1

4. Please clarify the date you actually began business operations.

The Business, page 1

5. Please revise the first sentence, as well as your document in general, to clearly indicate your status as a development stage company. Indicate, if true, that your activities consist of selling gymnastics apparel at one studio in Fort Collins, Colorado. Please revise any disclosure that may tend to imply otherwise. For example, we note in your Description of Business such statements as:

    a. "We have been purchasing inventory from our various suppliers for many years"
    b. "We have historically not found a need for heavy outside marketing."

    c. "…our embedded locations provide significant target customer foot traffic."
    d. "Compared to our retail segments, our wholesale business is more sensitive to changes in fashion trends because of longer lead times in the design and manufacture of its apparel."

6. Please disclose that the auditors have expressed concern about your ability to continue as a going concern.

7. Please disclose that your sole executive officer/director holds 98% of your shares,

and as a result will exercise control over your direction. Also indicate that he is your only employee. Include a risk factor in this regard.

8. The extent to which you are engaged in business is unclear and the size of your business is unclear. Please clearly and concisely describe any activities you may actually be engaged in. For example, we note that you have two part-time staff-workers, you do not have any full time employees and your controlling shareholder is also your sole officer/director. Describe how you maintain close relationships with suppliers and continually consult with them regarding developing fashion trends. How do you prior to delivery, regularly inspect your manufactured goods for quality based on materials, color and sizing specifications? You also refer to locations or facilities in certain paragraphs and state that you have just one in others. Please generally review your document for accuracy and consistency.

General Market, page 1

9. Please furnish support for the market size data you discuss in this paragraph, such as the size of the membership base, and estimates of, USA Gymnastics. If you have more recent data than 2002 from the Census Bureau, please indicate.

Merchandise/Product, page 1

10. If you retain the detailed descriptions of Capezio, Elite Sportswear GK, Tighe Industries and Gibson, Inc., please furnish support, clearly marked, for the statements in these paragraphs. Also file as exhibits contracts with your principal suppliers.

11. We note you generally maintain a 100% mark-up above wholesale. Please explain why a customer would purchase from you when they can obtain the product for significantly less by ordering on the web directly from the manufacturer?

12. Please describe the "strong relationships" you have with your suppliers.

Business Strategy, page 3

13. We note you are presently located within the facilities of G.K. Gymnastics, Inc. Please describe in further detail your relationship to G.K. Gymnastics, Inc. Note 3 to the financial statements indicates it is an affiliate.

14. You state that you have found that the symbiotic relationship between the retail store and the studio has both increased store sales and satisfied a consumer need

for the studio/school and its members. Please furnish support for your claim that this relationship and location gives you a considerable advantage over your competitors.

15. Please state the approximate size of your customer sales base.

16. You state in the second paragraph that personalized customer service is highly emphasized and sales associates are experienced and trained to emphasize product knowledge, sport familiarity and customer service. This does not appear to be consistent with your statement that you have only two part-time employees. Please advise or revise.

17. Please describe the store procedures designed to allow the customer to efficiently make purchases and your merchandise presentation.

18. You indicate you plan to expand locations by placing them in existing gymnastics and dance schools and studios throughout the county and hope to market standard, prepackaged and uniform exercise, gymnastics and dance apparel retail outlets into these already existing locations. Please set forth more specifically what you are doing, and what needs to be done to achieve this goal, the dates anticipated and the amount and source of funds needed.

Distribution Methods of the Products, page 6

19. Please revise the second sentence to indicate there is no assurance of the revenue increase you project from future expansion or whether that expansion will occur at all.

Number of total employees and number of full time employees, page 7

20. Please indicate if you plan on hiring any full-time employees and, if so, when.

Item 1a. Risk Factors, page 7

21. The last sentence in your headnote refers to a decline in the trading price of your common stock. Please eliminate this sentence as there currently is no public market for your common stock. Alternatively, please revise the sentence to indicate there is no public market for your common stock, and no assurance that a market will develop.

22. Please generally review your risk factor captions to ensure they do not merely state facts, but clearly describe the discrete material risks to you or your investors.

23. Please eliminate duplicative risk factors.   For example, risk factors captioned "Consumer tastes and fashion trends…", "The specialty retail apparel business…" and "A downturn in the economy…" all appear to pertain to the volatility of discretionary consumer spending and its sensitivity to an economic downturn.

24. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, "Terrorist attacks and threats of actual war…" may negatively affect many businesses.

25. Please eliminate risk factor disclosure that does not pertain to your business. For example, it is unclear why you refer to your "retail segments" and your "wholesale business" in "Customer tastes and fashion trends… ." . The risk factor captioned "We require substantial capital requirements to finance our operations" refers to your "production."

26. Please eliminate language from your risk factors that mitigates the risk. See, for example, the first clause in the second sentence of "We require substantial capital requirements to finance our operations." See also the first clause in the first sentence of the second paragraph.

"Our future expansion into new, unfamiliar markets…"

27. Please revise this caption to refer to "our future expansion, if any, into new, unfamiliar markets… ." Revise the first clause of the first sentence to state "if we expand and grow," not "as we expand and grow."

"The loss of the services of any members of our management team…"

28. Please eliminate this risk factor as you do not have a management team.

"Our planned growth together with our added obligations of being a public company…"

29. You state that you expect to grow at a rapid pace. Given that you are a development stage company with a going concern opinion, this expectation does not appear to be appropriate at this time. Please revise.

"We need to continue to attract qualified employees"

30. Please eliminate this risk factor as you have no full-time employees and do not appear to be recruiting any.

Risks Related to this Offering and our Stock

31. This heading is inapplicable as you are not registering stock in an offering. The
    following risk factors also appear to be inapplicable:

- "You will suffer immediate and substantial dilution."

- "Currency risks and fluctuations could negatively impact our company."

    Please advise or revise.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 13

Critical Accounting Policies

32. We note you have included the heading "Critical Accounting Policies" but did not
    provide a discussion of your critical accounting policies. Please include a
    discussion of your critical accounting estimates, to the extent you have any, and
    ensure that your discussion focuses on the level of subjectivity and judgment
    involved in the application of your accounting policies and the likelihood that
    materially different amounts would be reported under different conditions or if
    using different assumptions. Refer to SEC Release No. 33-8350.

Plan of Operation, page 13

33. Please revise to provide the disclosure required by Item 303(a) of Regulation S-B
    regarding the company's plan of operations for the next twelve months.
    Specifically address how long the company can satisfy its cash requirements and
    whether it will have to raise additional funds in the next twelve months. Add a
    milestones section to discuss in detail the steps needed to attain your goals in your
    plan of operations for the next 12 months. Include a discussion of the milestones
    you need to achieve and the specific steps needed to accomplish each milestone.
    Also provide a timeline for reaching each milestone in weeks or months. In your
    discussion, provide a detailed analysis of the costs of each step and how you
    intend to finance the milestones. Address the status of your efforts to accomplish
    these milestones. In doing so, please address the seasonal aspect of your sales.

34. Describe in further detail the pre-packaged program you plan to offer existing
    dance and gymnastics studios.

35. You state that your primary growth strategy will continue to be through organic
    growth and that you would consider, under certain circumstances, franchising out
    operations. Describe the organic growth you have experienced. Explain how you
    expect to continue it. Also describe the circumstances under which you would

consider franchising out operations.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 15

36. Please revise the first sentence to state that the table sets forth the name, age and position of your sole director/ executive officer. Similarly revise the sentence which follows the table.

Item 6. Executive Compensation, page 15

37. Please revise the first sentence to indicate that your Chief Executive Officer is your sole executive officer.

38. We note that you have not provided your executive officer with any compensation, however, please be advised that we expect you to update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure. Refer to Securities Act Releases 8732A and 8765 located at our web-site at www.sec.gov. We may have further comment upon reviewing your revised disclosure.

Employment Agreements

39. Please revise this heading to refer to employment agreement, not agreements. Please describe in further detail, as in Note 3 to your financial statements, the terms of Mr. Koehnke's employment agreement.

Compensation of Directors

40. Please revise this heading and the disclosure in the paragraph below to clearly indicate you have only one director. Similarly, revise any other disclosure in your filing that implies you have more than one officer/director.

Item 8. Description of Securities, page 16

41. You state in the second paragraph that there are no options, warrants or other instruments convertible into shares outstanding. This does not appear to be accurate given the convertible promissory note you entered into December 6, 2003 with Phillip E. Koehnke as security for his employment agreement. Please advise or revise.

42. Please provide the disclosure required by Item 201(a)(2) of Regulation S-B.

Miscellaneous

43. You state that all shares of common stock being offered by the registration statement will be fully paid and not liable to further calls or assessment by us. This statement is inapplicable as no shares are being offered by the registration statement. Please delete.

Part F/S

General

44. Please tell us when you commenced operations. Please be advised that Item 310(a) of Regulation S-X requires an audited balance sheet as of the end of the most recent fiscal year and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the audited balance sheet. Therefore, if you had operations during the fiscal year ended March 31, 2005, audited statements of income, cash flows and changes in stockholders' equity are required. Likewise if you began operations subsequent to April 1, 2005, your description of the period covered should be revised indicate with specificity the period covered.

45. Please update the financial statements and related financial information included in the filing as required by Item 310(g) of Regulation S-B.

46. We note your risk factor "We are a development stage company and we have limited history." We further note your presentation of plan of operations rather than management's discussion and analysis of financial condition and results of operations in your management's discussion and analysis or plan of operation, which further suggests that you are a development stage enterprise. However, your financial statements do not reflect those of a development stage enterprise in accordance with SFAS 7. Please review the definition of a development stage enterprise as defined in paragraphs 8-9 of SFAS 7 and revise the appropriate portions of your document accordingly to clarify whether or not you are such. Refer to Item 303 of Regulation S-B and SFAS 7.

Balance Sheet

47. Please tell us why you do not have any fixed assets/property, plant and equipment capitalized on your balance sheet.

Statements of Operations

48. We note your disclosure in your description of business section that "Our products generally maintain a 100% mark-up above wholesale." Based on this

statement, we would expect your cost of goods sold in relation to sales to be
approximately 50%. Please tell us why your cost of goods sold in relation to sales
is significantly higher than 50%. You may want to respond to this comment in
conjunction with the comment below which requests disclosure of the types of
expenses included in the cost of goods sold and general and administrative line
items.

Notes to the Financial Statements

General

49. Please disclose the types of expenses that you include in the cost of goods sold
line item and the general and administrative line item. In doing so, please
disclose specifically whether you include inbound freight charges, receiving costs,
inspection costs and the other distribution costs in the cost of goods sold line item.

Note 1. Summary of Accounting Policies

f. Revenue Recognition

50. Please summarize the types of activities you conduct that generate revenues.
Your current disclosure suggests that you engage in other revenue generating
activities in addition to sales of product. Otherwise, please clarify.

51. Please tell us how much of your revenues are generated from sales at your
business site and how much relate to sales requiring shipment. Since you ship out
some of your products, please disclose your policy for classifying shipping and
handling costs in the statements of operations. If shipping costs or handling costs
are significant and are not classified in cost of sales, disclose the amount(s) of
these costs and the line item that includes them. Refer to EITF 00-10. Please also
confirm to us supplementally that amounts paid to you by customers for shipping
and handling are included in sales.

52. Please describe the reserves that are established for price protection and
cooperative marketing programs with distributors and explain why these are
properly accounted for as reserves against revenue. You may want to provide us
with an example of each reserve, including a situation that give rise to each
reserve, and the related journal entries you record to account for them.

i. Recent Accounting Pronouncements

53. Please be advised that you were required to adopt SFAS 123(R) and SFAS 154 in
the first quarter of 2006. Your language suggests you will adopt such standards.
Please revise.

Note 3. Related Party Transactions

Employment Agreement

54. Based on your disclosure and information in your financial statements, it appears that you recorded the entire value of Mr. Phillip E. Koehnke's employment agreement of $480,000 on December 6, 2003, the date that it was entered into. It also appears that you recorded a corresponding charge on that same day. If our understanding is correct, please tell us why you recorded and expensed the entire value of the employment agreement at the time the agreement was entered into, since it appears that the services are to be performed ratably over a 48 month period. Also tell us why you believe this note is properly classified as a long-term liability when it appears that payment, either in cash or shares, were required to be made on a monthly basis beginning on December 1, 2003, which suggests that a portion of the $475,000 recorded on your balance sheet is delinquent and overdue. If our understanding of your accounting is incorrect, please tell us how the employment agreement and related convertible promissory note was recorded, including your basis in GAAP for doing so.

Asset Purchase Agreement

55. Please provide us with illustrative journal entries on how your recorded the transaction entered into in the asset purchase agreement with G.K. Gymnastics, Inc. In doing so, tell us exactly what was purchased and how you have determined that this was an asset purchase rather than a transaction that would require purchase accounting treatment in accordance with SFAS 141. Please be advised that a purchase of a "business" requires purchase accounting pursuant to SFAS 141. For guidance on what constitutes a business, please refer to Rule 11-02(d) of Regulation S-X, SFAS 141 and EITF 98-3.

Additionally, please disclose why you have recorded this obligation as a long-term liability and whether it is recorded at a discounted amount with accreted interest over the life of this promissory note. We note that this is a five year note; however, it is unclear whether the payment is due at the end of the five year period or due in increments throughout the five year period. Please be advised that if you intend to pay any amounts within one year of the balance sheet date with a degree of certainty, those amounts should be reflected as current liabilities regardless of the contractual stated term.

Furthermore, please tell us and disclose the asset you held and the operations you conducted, if any, prior to the execution of this asset purchase agreement.

Office Lease

56. Please provide the applicable disclosures required by paragraph 23(b) of SFAS 13 for your retail space operating lease.

Note 4. Stockholders' Deficit

Common Stock

57. We note you issued 500 shares of restricted common stock to Mike Keefe as payment for services as resident agent in the state of Colorado. We further note that you recorded $5 as the value for these services in your statements of changes in stockholders' deficit. Please tell us how you determined the fair value of your stock and why you believe your stock value is a more reliable measure than then fair value of the services you received. Refer to SFAS 123(R) and EITF 96-18.

Note 5. Income Taxes

58. Please tell us your basis in GAAP for using the U.S. Federal statutory gradated rate of 15%. Additionally, disclose all the applicable items in paragraphs 43-49 of SFAS 109.

Form 10-QSB for the Quarterly Period Ended December 31, 2006

59. Please address the comments above in your interim filings, as applicable.

Financial Statements

60. You have omitted the notes to your financial statements. Please revise.

Item 2. Management's Discussion And Analysis Or Plan Of Operations

61. Please revise the first paragraph to refer to "unaudited" financial statements.

62. Please revise the second paragraph to delete the reference to "Risk Factors" set forth in this report.

63. Please revise the third paragraph to refer to "report" rather than "prospectus."

Item 3. Controls And Procedures

64. Please confirm to us, if true, that you maintained disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

65. Please revise to refer to your Chief Executive Officer/Chief Financial Officer. Remove the implication that these are two separate persons.

66. Please revise to disclose whether there were any changes in your internal control over financial reporting during your most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B.

Exhibit 23.1

67. Please tell us why you have included the consent of your independent registered public accountants given that their report is not included in your Form 10-QSB filing.

Exhibit 31.1

68. Please revise to correct your certification. The wording should be exactly as specified in Item 601(b)(31) of Regulation S-B. Also refer to SEC Release 33-8238.

***

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or James
Allegretto, Senior Chief Accountant, at (202) 551-3849, if you have questions regarding
comments on the financial statements and related matters. Please contact Anita Karu,
Attorney-Advisor, at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director